# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FinTrade Sherpa, Inc., CIK 0001319643
CUSIP: 540199106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 13529 Skinner Road, Suite N, Cypress, Texas (TX), 77429
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0001589645
Persons authorized to receive notices and communications: Mark Walmesley, 13529 Skinner Road, Suite N, Cypress, Texas (TX), 77429, (832) 371-6531

## Reporting persons
- Mark Walmesley (CIK 0001589645): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,960,545; shared voting power 101,875,415; sole dispositive power 9,960,545; shared dispositive power 101,875,415; aggregate amount beneficially owned 111,835,960 (32% of the class)
  Comment: (1) Represents 9,960,545 shares of common stock, par value $0.001 per share ("Common Stock"), of FinTrade Sherpa, Inc. (the "Company") held directly by Mr. Walmesley.
  
  (2) Represents 101,875,415 shares of Common Stock of the Company beneficially owned by Mr. Walmesley's spouse. Mr. Walmesley may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by his spouse.
  
  (3) Based on 349,294,600 shares of Common Stock of the Company outstanding following the consummation of certain transactions, as reported in the Company's Current Report on Form 8-K filed with the SEC on February 14, 2025.
- Lonnie S. Humphries (CIK 0001621480): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,530,339; shared voting power 109,305,621; sole dispositive power 2,530,339; shared dispositive power 109,305,621; aggregate amount beneficially owned 111,835,960 (32% of the class)
  Comment: (1) Represents 2,530,339 shares of Common Stock of the Company held directly by Ms. Humphries.
  
  (2) Represents (i) 99,127,076 shares of Common Stock of the Company held by Lode-Star Gold, Inc. ("LSG"), (ii) 200,000 shares of Common Stock of the Company held by the Lonnie S. Humphries Non-Exempt Trust, and (iii) 9,960,545 shares held by Ms. Humphries' spouse. Ms. Humphries may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) LSG, as the sole owner of LSG, (b) the Lonnie S. Humphries Non-Exempt Trust, as Trustee of the trust, and (c) her spouse.
  
  (3) Based on 349,294,600 shares of Common Stock of the Company outstanding following the consummation of certain transactions, as reported in the Company's Current Report on Form 8-K filed with the SEC on February 14, 2025.
- Lode-Star Gold, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,127,076; sole dispositive power 0; shared dispositive power 99,127,076; aggregate amount beneficially owned 99,127,076 (28.4% of the class)
  Comment: (1) Represents 99,127,076 shares of Common Stock of the Company held directly by LSG.
  
  (2) Based on 349,294,600 shares of Common Stock of the Company outstanding following the consummation of certain transactions, as reported in the Company's Current Report on Form 8-K filed with the SEC on February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: FinTrade Sherpa, Inc.
Address of issuer's principal executive offices: 13529 Skinner Road, Suite N, Cypress, Texas (TX), 77429

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Mark Walmesley, Lonnie S. Humphries and LSG. Mr. Walmesley, Ms. Humphries and LSG are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person."
Residence or business address: The business address of each Reporting Person is 13529 Skinner Road, Suite N, Cypress, Texas.
Present principal occupation or employment: The present principal occupation of Mr. Walmesley is serving as President and Chief Executive Officer of the Company. The principal occupation of Ms. Humphries is serving as President of LSG. The business of LSG is to hold investments in securities of the Company.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Walmesley and Ms. Humphries are United States citizens. LSG is a Nevada corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 14, 2025, the Company entered into a Debt Conversion Agreement with LSG, an entity controlled by Ms. Humphries, pursuant to which the Company and LSG settled aggregate debt of $169,644.71 owed by the Company to LSG through the conversion of the debt into 1,357,158 shares of Common Stock, based on a price per share of $0.125.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities covered by this Schedule 13D were acquired for investment purposes.

Mr. Walmesley currently serves as the (i) sole Director of the Company and (ii) President and Chief Executive Officer of the Company. As a director and officer of the Company, Mr. Walmesley may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Ms. Humphries currently serves as the President of LSG, which owns 28.38% of the Company. As an officer of LSG, Ms. Humphries may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

LSG owns 28.38% of the Company. As a significant shareholder of the Company, LSG may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On February 14, 2025, the Company entered into a Debt Conversion Agreement with LSG, an entity controlled by Ms. Humphries, pursuant to which the Company and LSG settled aggregate debt of $169,644.71 owed by the Company to LSG through the conversion of the debt into 1,357,158 shares of Common Stock, based on a price per share of $0.125.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The description of the Joint Filing Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Joint Filing Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

As disclosed in Item 3 of the Schedule 13D, on February 14, 2025, the Company entered into a Debt Conversion Agreement with LSG, an entity controlled by Ms. Humphries, pursuant to which the Company and LSG settled aggregate debt of $169,644.71 owed by the Company to LSG through the conversion of the debt into 1,357,158 shares of Common Stock, based on a price per share of $0.125.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Debt Conversion Agreement, dated as of February 14, 2025, by and between the Company and LSG (incorporated by reference to Exhibit 10.05 of the Company's Current Report on Form 8-K filed on February 14, 2025).

Exhibit 2 - Joint Filing Agreement, dated as of February 21, 2025, by and among the Reporting Persons.

## Signatures
- Mark Walmesley: /s/ Mark Walmesley, Mark Walmesley (03/06/2025)
- Lonnie S. Humphries: /s/ Lonnie S. Humphries, Lonnie S. Humphries (03/06/2025)
- Lode-Star Gold, Inc.: /s/ Lonnie S. Humphries, Lonnie S. Humphries, President (03/06/2025)